UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON AUGUST 24, 2012

DATE, TIME AND PLACE:

August 24, 2012, at 6:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira and José Roberto Mendonça de Barros, and Mrs. Viviane Senna Lalli – Directors. The Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16, paragraph 4th of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Approve the new buyback program of Units or American Depositary Receipts (“ADRs”) of the Company (“Buyback Program”), pursuant to CVM Instruction No. 10 of February 14, 1980 (“CVM Instruction 10”) and to CVM Instruction No. 390 of July 8, 2003 (“CVM Instruction 390”)   .

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and based on the documents provided to the Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to, approve  the new Buyback Program of Units, each representing, 55 common shares and 50 preferred shares of the Company, or the ADRs by the Company or by the Company´s branch in Cayman, to be held in treasury or subsequently sold. The Buyback Program shall comply with the following conditions:

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(i) Scope and objective of the Buyback Program. The buyback the purpose of (1) maximize the value creation for shareholders through an efficient management of capital structure; (2) enabling the payment of directors, managerial employees and other employees of the Company and companies under its control, in according with Resolution n. 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive; and (3) enabling the risk management resulting from the rendering of market maker services by the Company in Brazil of certain index funds every time the Units are included in the portfolio of the reference index of such funds, pursuant to applicable regulation. Part of the repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy. The Units or the ADRs shall be purchased, on stock exchange, for their market price, debited from available balance of the Company´s Capital Reserve and Profit Reserve accounts.

(ii) Amount to be acquired: up to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares or the ADRs which, on July 31, 2012, correspond to approximately 1.5% of the outstanding shares, to be held by the Company or by the Company´s branch in Cayman.

(iii) Term for the acquisition: up to 365 days counted from the publication of the material fact with information about the operation, expiring on August 24, 2013.

(iv) Amount of outstanding shares/Units:

(v) Amount of shares held in treasury: the Company currently holds 9,974,818 Units, which correspond to 548,614,990 common shares and 498,740,900 preferred shares in treasury; and

(vi) Authorized Brokers: in Brazil: Santander Corretora de Câmbio e Valores Mobiliários S.A., enrolled with the CNPJ/MF under No. 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, No. 2041 and 2235 – Part, 24th floor, Vila Olímpia, in the City and State of São Paulo. In USA: Santander Investment Securities Inc., U.S. registered broker-dealer incorporated under the laws of the State of Delaware, 45 east 53rd street, New York, NY, 10022.

Ultimately, the Directors authorized the Executive Board to take the necessary measures to implement the Buyback Program.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, August 24, 2012. Celso Clemente Giacometti – Chairman of the Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; José Roberto Mendonça de Barros, and Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

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I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 24, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer